SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 1-5256

VF CORPORATION RETIREMENT SAVINGS

PLAN FOR HOURLY EMPLOYEES

(Full title of plan)

VF Corporation

105 Corporate Center Blvd.

Greensboro, NC 27408

(Address of principal executive offices)

(336) 424-6000

(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Page No.
Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2012 and 2011	5

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2012	6

Notes to Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	15

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan for Hourly Employees

By:	/s/ Patrick J. Guido

Vice President – Treasurer
VF Corporation

Date: June 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

VF Corporation Retirement Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of VF Corporation Retirement Savings Plan for Hourly Employees (“the Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of VF Corporation Retirement Savings Plan for Hourly Employees as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

High Point, North Carolina

June 21, 2013

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
ASSETS
Investments at fair value
Plan’s interest in the VF Corporation Tax-Advantaged Savings Plan Master Trust	$15,092,903	$13,190,818

Receivables
VF Corporation contributions	323,565	293,431
Notes receivable from participants	651,102	559,130

	974,667	852,561

Net assets available for benefits	$16,067,570	$14,043,379

The accompanying notes are an integral part of these financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2012
Investment income
Plan’s interest in net investment income of the VF Corporation Tax-Advantaged Savings Plan Master Trust	$1,386,369

Interest income on notes receivable from participants	22,658

Participant contributions	812,933
VF Corporation contributions	1,315,648

2,128,581

Benefits paid to participants	(1,388,802)
Administrative expenses	(124,615)

(1,513,417)

Net change	2,024,191

Net assets available for benefits:
Beginning of year	14,043,379

End of year	$16,067,570

The accompanying notes are an integral part of these financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note A - Description of the Plan

The following description of VF Corporation Retirement Savings Plan for Hourly Employees (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, which is sponsored by VF Corporation (“VF” or the “Company”) is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering hourly employees of VF who have one year of service and 1,000 hours within the one year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Hourly employees of specified VF subsidiaries may elect to contribute between 2% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2005, VF added a noncontributory retirement contribution feature for employees hired after December 31, 2004 and certain other eligible employees. Eligible employees automatically receive the retirement contribution feature and are not required to make participant deferrals. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. VF’s retirement contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is the rate currently in place for all participants in the Plan) to 5% of earnings for participants with 20 or more years of VF service.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s retirement contributions, and investment funds’ earnings, and is charged with the allocation of administrative expenses, investment funds’ losses, and withdrawals including benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their contributions, plus actual earnings thereon. Participants vest ratably by month in the Company’s contributions plus actual earnings thereon, and are fully vested after 5 years of service or normal retirement, disability or death.

Investment Options

Plan investments are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) of which Fidelity Management Trust Company (“Fidelity”) serves as trustee for all plan investments except a separately managed fixed income fund of which UMB Bank, N.A. (“UMB Bank”) serves as trustee. The VF Master Trust holds assets for this Plan as well as the VF Corporation Retirement Savings Plan for Salaried Employees. Participants may direct the investment of their contributions into one or more formal investment options offered by the Plan, including various mutual funds, a separately managed fixed income fund, and the VF Common Stock fund, or into various other mutual funds and exchange traded funds available through a self-directed brokerage account. Participants are not permitted to invest the Company’s retirement contributions in the VF Common Stock fund, but may invest them in any of the other investment options offered by the Plan. If a participant does not direct the investment of contributions, they will be invested in the age appropriate target date mutual fund. Participants may change their deferral percentage and investment direction at any time.

Payment of Benefits

Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or accounts may be rolled over into another IRS-approved tax deferral account. Participants with account balances in excess of $1,000 may leave their account in the Plan. Hardship withdrawals are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59  1/2.

Forfeitures

Forfeitures are used to reduce future retirement contributions, make corrections or pay plan expenses. Unused forfeitures at December 31, 2012 and 2011 totaled $187,331 and $133,692, respectively. During 2012, forfeitures of $88,603 were used to pay plan expenses and make corrections.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from the retirement contribution account balances. Participants are charged interest at the prime rate as published in the Wall Street Journal at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. At December 31, 2012, outstanding loans bore interest at rates ranging from 3.25% to 8.25%. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) .

Investment Valuation and Income Recognition

The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note G for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded as earned on the accrual basis. Net appreciation (depreciation) includes the Plan’s share of the VF Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Note C - Tax Status

The Internal Revenue Service (the IRS”) has determined and informed the Company by a letter dated September 23, 2002, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2009.

In April 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the operational failure that the Plan was not timely amended to reflect certain provisions of the final regulations under Section 401(k) and 401(m) of the Code. By letter dated January 6, 2012, the Company was informed by the IRS that its application for a compliance statement was accepted, and the Plan will not be subject to disqualification.

Note D - Risks and Uncertainties

Through the VF Master Trust, the Plan provides for investment in mutual funds that in turn invest in equity, fixed income or other securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as market, interest rate, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note E - Exempt Related Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Fidelity by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, fees paid to Fidelity for administrative services were $121,615 for the year ended December 31, 2012.

The Plan also invests in the common stock of the Plan sponsor, and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.

Note F - Investments in the Master Trust

All the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this Plan and the VF Corporation Retirement Savings Plan for Salaried Employees. Each participating retirement plan has an undivided interest in the VF Master Trust. The value of the Plan’s interest in the VF Master Trust is based on the beginning of the year value of the Plan’s interest in the trust, plus actual contributions and allocated investment income less actual distributions, allocated investment losses and administrative expenses. At both December 31, 2012 and 2011, the Plan’s interest in the net amounts of the VF Master Trust was approximately 2.5%. Investment income, losses and administrative expenses relating to the VF Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the total investments of the VF Master Trust:

	December 31
	2012	2011
Investments at fair value:
Mutual funds	$382,988,968	$332,779,780
Self-directed brokerage accounts	12,111,711	13,089,153
Separately managed fixed income fund	43,569,493	47,850,515
VF Corporation Common Stock fund	155,784,602	140,091,692

Total investments	594,454,774	533,811,140

Receivables
Net unsettled trades	—	(370,482)

Total assets of the VF Master Trust	$594,454,774	$533,440,658

Plan interest in the VF Master Trust	$15,092,903	$13,190,818

Investment income for the VF Master Trust was as follows:

Year ended December 31, 2012

Investment income (loss):

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$33,519,007
Self-directed brokerage accounts	405,465
Separately managed fixed income fund	238,126
VF Corporation Common Stock fund	25,773,065

Total	59,935,663

Interest and dividends	12,242,790

$72,178,453

At December 31, 2012 and 2011, the VF Master Trust held 1,011,418 and 1,077,802 shares, respectively, of VF Common Stock, with a cost basis of $39,757,754 and $40,935,647, respectively. During the year ended December 31, 2012, the VF Master Trust recorded dividend income of $3,153,952.

Note G - Fair Value Measurements

Accounting standards provide a three-level hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The hierarchy is based on the observability and objectivity of pricing inputs, as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.

•

Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.

•	Level 3 – Significant unobservable inputs, therefore requiring an entity to develop its own assumptions.

Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the underlying assets of the VF Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds – These funds are valued using the quoted net asset value (“NAV”) of shares held by the Plan at year-end.

Self-directed brokerage accounts – These accounts may include mutual funds valued using the quoted NAV of shares held in the accounts, or exchange traded funds valued at the closing price reported in the active market in which the securities are traded.

VF Corporation Common Stock fund – This unitized company stock fund is valued by the trustee based on the NAV of the shares held by the Plan at year-end. VF Common Stock in the fund is valued at the closing price reported in the active market in which the security is traded. Money market mutual funds in the fund are valued using the quoted NAV of shares held by the Plan at year-end.

Separately managed fixed income fund – This fund is valued by the trustee based on the NAV of the shares held by the Plan at year-end. U.S. Treasury securities in the fund are valued at the closing price in the active market in which the individual securities are traded. Other U.S. government and related agency securities are valued based on the closing price reported in the active market in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the underlying assets in the VF Master Trust as of December 31, 2012:

		Fair Value Measurement Using:
	Total Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
U.S. equity	$94,391,069	$94,391,069	$—	$—
Non-U.S. equity	11,423,315	11,423,315	—	—
Target date	200,919,257	200,919,257	—	—
Fixed income	16,464,991	16,464,991	—	—
Money market	59,790,336	59,790,336	—	—
Self-directed brokerage accounts	12,111,711	12,111,711	—	—
Separately managed fixed income fund (a)	43,569,493	—	43,569,493	—
VF Corporation Common Stock fund (b)	155,784,602	—	155,784,602	—

Total	$594,454,774	$395,100,679	$199,354,095	$—

(a)

This fund seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing in U.S. Treasury and agency obligations. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(b)

Represents investments in VF Corporation Common Stock, along with a minor amount of short-term investments to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The following table sets forth, by level within the fair value hierarchy, the underlying assets in the VF Master Trust as of December 31, 2011:

		Fair Value Measurement Using:
	Total Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
U.S. equity	$79,746,187	$79,746,187	$—	$—
Non-U.S. equity	9,792,110	9,792,110	—	—
Target date	170,254,452	170,254,452	—	—
Fixed income	10,872,216	10,872,216	—	—
Money market	62,114,815	62,114,815	—	—
Self-directed brokerage accounts	13,089,153	13,089,153	—	—
Separately managed fixed income fund (a)	47,850,515	—	47,850,515	—
VF Corporation Common Stock fund (b)	140,091,692	—	140,091,692	—

Total	$533,811,140	$345,868,933	$187,942,207	$—

(a)

This fund seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing in U.S. Treasury and agency obligations. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(b)

Represents investments in VF Corporation Common Stock, along with a minor amount of short-term investments to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Note H - Plan Termination

Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

Note I - Subsequent Events

Effective January 1, 2013, the Timberland Retirement Earnings 401(k) Plan was merged into the Plan. The Timberland Company was acquired by VF Corporation on September 13, 2011. Assets totaling $991,211 were transferred into the Plan on January 14, 2013.

VF Corporation Retirement Savings Plan

For Hourly Employees

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 004

December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment (including rate of interest and maturity date)	Cost **	Current value

*	Participant Loans ***	Rates of 3.25% - 8.25% maturity dates from 1 to 10 years	—	$651,102

*	Party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from particpants.